EXHIBIT 11

YOUNG BROADCASTING INC. AND SUBSIDIARIES
RE COMPUTATION OF PER SHARE EARNINGS

	THREE MONTHS ENDED		NINE MONTHS ENDED
	Restated September 30 2002	September 30 2003	Restated September 30 2002	September 30 2003
Shares of common stock outstanding for the entire period	19,666,094	19,782,229	19,634,016	19,717,544

Issuance of 47,573 and 56,533 shares of common stock to the company’s defined contribution plan in 2002 and 2003	12,664	11,189	28,143	37,226

Issuance of 250 and 15,000 shares of common stock upon exercise of options in 2002 and 2003	—	153	235	6,037

Issuance of 5,669 and 18,060 shares of common stock to the employee stock purchase plan in 2002 and 2003	5,546	9,617	1,869	10,570

Weighted average shares of common stock outstanding	19,684,304	19,803,188	19,664,263	19,771,377

Loss from continuing operations before cumulative effect of accounting change	$(6,594,092)	$(11,320,123)	$(35,633,336)	$(35,880,419)
(Loss) income from discontinued operations, net of taxes, including gain on sale of $153.9 million in 2002 and $2.2 million in 2003	(2,255,493)	—	154,859,928	2,190,335
(Loss) income before cumulative effect of accounting change	(8,849,585)	(11,320,123)	119,226,592	(33,690,084)

Cumulative effect of accounting change, net	—	—	(184,904,433)	—

Net loss	$(8,849,585)	$(11,320,123)	$(65,677,841)	$(33,690,084)

Basic and diluted net loss per common share:
Loss from continuing operations	$(0.34)	$(0.57)	$(1.81)	$(1.81)
(Loss) income from discontinued operations, net	(0.11)	—	7.87	0.11
Cumulative effect of accounting change, net	—	—	(9.40)	—
Net loss per common share	$(0.45)	$(0.57)	$(3.34)	$(1.70)